Exhibit 99.1

GASLOG LTD. ANNOUNCES A CHARTER TO CENTRICA FOR SEVEN YEARS AND PLACES A NEWBUILDING ORDER AT SAMSUNG HEAVY INDUSTRIES

Monaco, May 30, 2018 — GasLog Ltd. (“GasLog”) (NYSE:GLOG) is pleased to announce the signing of a seven year time charter party (the “Charter”) with a wholly owned subsidiary of Centrica plc. (“Centrica”) for a newbuild LNG carrier.

A 180,000 cubic meter LNG carrier (HN 2262) with low pressure two stroke (“LP-2S”) propulsion has been ordered from Samsung Heavy Industries in South Korea, with expected delivery in the third quarter of 2020.

The rate of hire for the Charter is broadly in line with mid-cycle rates.

Further, GasLog and Centrica have separately agreed optionality in relation to the actual vessel to be delivered into the Charter.  This optionality allows, instead of HN 2262, either HN 2212 or HN 2274 to be delivered into the Charter, both currently uncommitted GasLog newbuild LNG carriers due for delivery in Q3 2019 and Q2 2020, respectively.

GasLog Partners LP (“GasLog Partners”, NYSE:GLOP) has the right to acquire the vessel delivered into the Charter pursuant to the omnibus agreement between GasLog and GasLog Partners. As a result, GasLog Partners’ potential dropdown pipeline will increase to nine LNG carriers with charter length of five years or longer.

Paul Wogan, Chief Executive Officer of GasLog, stated, “I am delighted that Centrica has chosen GasLog to provide them with a second LNG carrier on long-term charter. We appreciate Centrica’s confidence in GasLog’s ability to deliver high operating and safety standards and we look forward to continuing to build our strategic partnership with them.

Robust LNG demand and supply fundamentals underpin a positive outlook for LNG shipping. These fundamentals are allowing us to grow our fleet at attractive returns, to extend the drop-down pipeline for GasLog Partners and to make progress toward the growth target set out at our recent Investor Day.”

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44 203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44 203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 30 LNG carriers (25 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 13 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.